Exhibit(4)(h)

AMERICAN FAMILY LIFE INSURANCE COMPANY

6000 AMERICAN PKWY

MADISON, WISCONSIN 53783-0001

888-428-5433

EXTENDED BENEFIT PROTECTION RIDER

Flexible Premium Variable Universal Life Insurance

This rider is attached to and becomes part of the policy. All conditions and provisions of the policy apply to this rider unless changed by this rider.

The following are key words used in this rider. When these words are used, they are in bold type. As you read this rider you can refer to this section for the definition. Other key words that appear in this rider in bold type are defined in the policy to which this rider is attached.

DEFINITIONS

Guaranteed Minimum Death Benefit. The death benefit of the policy that we pay to the beneficiary, upon the death of the primary insured.

Guaranteed Minimum Death Benefit Premium. The monthly premium shown on the schedule or an endorsement or amendment that is required to keep this rider in force.

Rider Date. The date shown on the schedule or on an endorsement or amendment that this rider takes effect and that determines each:

1.	rider year;

2.	rider anniversary; and

3.	rider month.

Rider Termination Date. The rider anniversary date nearest the primary insured’s attained age 65 as shown on the schedule or an endorsement or amendment.

GENERAL PROVISIONS

Benefit. If the owner pays a premium at least equal to the guaranteed minimum death benefit premium, minus all partial surrenders and any policy loan balance, on or before the monthly deduction day, the policy will remain in force and the guaranteed minimum death benefit will be paid even if the surrender value is not sufficient to pay monthly deductions on a monthly deduction day and the policy would otherwise lapse.

If the owner does not pay a premium at least equal to the guaranteed minimum death benefit premium within 30 days after the monthly deduction day, this rider and the policy will terminate. If the primary insured dies during this 30 day period, we will deduct any unpaid premium from the death benefit

The guaranteed minimum death benefit will be paid to the beneficiary, when We receive at our home office due proof satisfactory to us that the primary insured’s death occurred while coverage under this rider was in force.

We will accept the following as proof of death:

1.	a certified copy of the death certificate;

2.	a statement from the physician in attendance at the time of death;

3.	a finding from a court of competent jurisdiction; or

4.	any other proof of death satisfactory to us.

We will pay interest on the death benefit as required by the law of the state in which this policy is issued.

This rider will be in force if:

1.	the sum of the premiums paid; minus

2.	all partial surrenders; minus

3.	any policy loan balance

is at least equal to the guaranteed minimum death benefit premium multiplied by the number of months the policy has been in force.

Incontestability and Suicide. The Incontestability and Suicide provisions of the policy are, for the purpose of this rider, measured from the rider date.

We may contest the validity of this rider at any time on the grounds of fraudulent misrepresentation.

Cost of Rider. The charge for this rider is $0.01per every $1,000 of specified amount in force under the policy.

Premium. The guaranteed minimum death benefit premium is due on each monthly deduction day.

The guaranteed minimum death benefit premium may decrease if:

1.	a rider is removed or decreased; or

2.	a change in underwriting class occurs; or

3.	the death benefit is changed from option two to option one.

The guaranteed minimum death benefit premium may increase if:

1.	there is an increase in coverage;

2.	the death benefit is changed from option one to option two; or

3.	or any rider is added to the policy.

We reserve the right to limit transfers and/or premium allocations while this rider is in effect.

Reinstatement. This rider cannot be reinstated.

Rider Termination. This rider terminates at 12:00 AM on the earliest of:

1.	the rider termination date or ten years from the issue date, whichever is later;

2.	the date the policy terminates subject to its conditions and provisions;

3.	the date the policy is surrendered by the owner; or

4.	the date an increase in specified amount is issued with a non-preferred underwriting class.

The owner may cancel this rider by sending a written request to us, at our home office. Cancellation takes effect on the monthly deduction day on or following the business day we receive the request, unless a later monthly deduction day is requested.

JACK SALZWEDEL	JAMES ELDRIDGE
SECRETARY	PRESIDENT

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